October 17, 2007

VIA EDGAR

Mr. Kevin W. Vaughn
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Citizens Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-13222

Dear Mr. Vaughn:

Citizens Financial Services, Inc. (the “Company”) has received the SEC’s letter dated October 9, 2007, regarding the comment to the above referenced filing. The Company appreciates the SEC’s review and is hereby providing a response to the comment.  To facilitate the SEC’s review, the Company has repeated the comment followed by its response.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Item 15 – Exhibits, Financial Statement Schedules, page 13

Comment No. 1:

We note you have incorporated information by reference from your 2006 Annual Report to Stockholders into your Form 10-K and furnished your annual report on Form ARS on March 13, 2007.  If any information required by Part I or Part II of Form 10-K is incorporated by reference from the annual report to security holders, any portion of the annual report incorporated by reference should be filed as an exhibit to the Form 10-K, as required by Item 601(b)(13) of Regulation S-K.  Please amend your Form 10-K to file your annual report as an exhibit.  Refer to Note 2 of General Instructions G(2) of the Form 10-K and the description of Form ARS available on our web-site at www.sec.gov/info/edgar/forms/edgform.pdf.

Response to Comment No. 1:

As requested, the Company has filed today an amended Annual Report on Form 10-K for the year December 31, 2006 to file the 2006 annual report as Exhibit 13 to the Form 10-K.  Similarly, the Company has filed today an amended Annual Report on Form 10-K for the year ended December 31, 2005 to file the 2005 annual report as Exhibit 13 to the Form 10-K.

In connection with the above response, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (570) 662-8524.

Very truly yours,

CITIZENS FINANCIAL SERVICES, INC.

                              /s/ Mickey L. Jones
Mickey L. Jones
Treasurer

cc:          Randall E. Black, Citizens Financial Services, Inc.
Sean P. Kehoe, Muldoon Murphy & Aguggia LLP
Corey D. O’Brien, Muldoon Murphy & Aguggia LLP